UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934




                           ATHEY PRODUCTS CORPORATION
                                (Name of Issuer)


                  Common Stock; Two and 00/100 Cents Par Value
                         (Title of Class of Securities)



                                    047465109
                                 (CUSIP Number)



                            Dorn C. Pittman, Jr. Esq.
                   Wishart, Norris, Henninger & Pittman, P.A.
                            3120 South Church Street
                              Burlington, NC 27215
                                 (910) 584-3388
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                 March 20, 1997
             (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this form because of Rule 13d-1(b)(3) or (4), check the following box [ ].

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                                 SCHEDULE 13D

      CUSIP NO. 047465109                                      Page 2 of 7 Pages

 1   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dennis M. Bracy ###-##-####

 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) _
                                                                (b) X

 3    SEC USE ONLY

 4    SOURCE OF FUNDS

      PF and WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

      N/A

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S. Citizen


                        7    SOLE VOTING POWER
                             200,272

       NUMBER OF
         SHARES         8    SHARED VOTING POWER
      BENEFICIALLY           4,200
        OWNED BY
          EACH          9    SOLE DISPOSITIVE POWER
       REPORTING             200,272
         PERSON
          WITH          10   SHARED DISPOSITIVE POWER
                             4,200

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      204,472 shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES
      N/A

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.3279%

 14   TYPE OF REPORTING PERSON*

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                       2

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Item 1.           SECURITY AND ISSUER.

                  Common Stock, Two Dollars and 00/100 Cents Par Value

                  Athey Products Corporation
                  Post Office Box 669
                  Highway 1A, North
                  Raleigh, North Carolina 27602

Item 2.           IDENTITY AND BACKGROUND.
                       (a)      Dennis M. Bracy

                       (b)      1266 N. Scales Street
                                Post Office Box 660
                                Reidsville, NC 27320

                       (c)      President
                                Isometrics, Inc.
                                1266 N. Scales Street
                                Post Office Box 660
                                Reidsville, NC 237320

                       (d) During the last five years, the above person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                       (e)      U.S.    Citizen



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Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The cost of the 204,472 shares (after giving effect to stock dividends) purchased by Dennis M. Bracy was $1,065,462.00 and were purchased with personal funds and working capital of Isometrics, Inc.


Item 4.           PURPOSE OF TRANSACTION.

                  The acquisition of securities of Athey Products Corporation by Dennis M. Bracy are for investment purposes only. Mr. Bracy presently has no specific plans to acquire any additional securities of the issuer in any substantial amount or to dispose of any securities of the issuer; however, it is possible that Mr. Bracy will acquire additional securities of the issuer, or dispose of securities of the issuer, in the future.

                  Dennis M. Bracy does not have any plan or proposal which relates to or would result in:

                  (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, except as noted above in this Item 4;

                  (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                  (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                  (d) Any change in the present Board of Directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;


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                  (e)      Any material change in the present capitalization
                           or dividend policy of the issuer;

                  (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

                  (g) Any changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

                  (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                  (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

                  (j) Any action similar to any of those enumerated above.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b)

         Dennis M. Bracy

         Number of shares      1) Sole Voting Power:          200,272
         beneficially owned    2) Shared Voting Power:          4,200 *
         by Dennis M. Bracy    3) Sole Disposition Power:     200,272 *
         with                  4) Shared Disposition Power:     4,200 *



                                        5

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         Aggregate amount beneficially owned
           by Dennis M. Bracy:                                   204,472 *
         Percent of Class:                                       5.3729%**

 * Dennis M. Bracy is the holder of record and exercises sole voting and investment power over 2,100 shares owned by him personally, 5,250 shares held of record in an IRA, 630 shares held of record by Mr. Bracy as custodian for his children, and 192,292 shares held of record by Isometrics, Inc. of which Mr. Bracy is President, the majority shareholder (98%), and a director. Mr. Bracy exercises shared voting and investment power over 4,200 shares held of record in an IRA by his spouse.

 ** Calculated on the basis of 3,805,608 issued and outstanding shares as of March 26, 1997.

         (c) Mr. Bracy, through his broker, purchased 1,000 shares on February 20, 1997, 3,000 shares on March 20, 1997, and 5,000 shares on March 26, 1997. The price per share for all three transactions was $4.25 per share. These shares are included the shares listed above.

         (d)      N/A.

         (e)      N/A.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements, understandings or relationships between Dennis M. Bracy and any other person with respect to any securities of the issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None required.




                                        6

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 3/26/97



                                         /s/ Dennis M. Bracy
                                         ---------------------------
                                         Dennis M. Bracy
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